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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/3/06

SEC FILE NUMBER

8-16750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2 4 2006 185

REPORT FOR THE PERIOD BEGINNING ___1/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEI SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 EAST SEVENTH STREET, SUITE 1300

OFFICIAL USE ONLY

FIRM ID. NO

(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK W KEENE/ROBERT P JOHNSON   651—227—7333
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & COMPANY P.L.L.P

7500 FLYING CLOUD DRIVE	(Name – *if individual, state last, first, middle name*)		
SUITE 800	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 7 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>PATRICK W KEENE</u> .swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>AEI SECURITIES, INC.</u> as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. SHULTZABARGER
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 01/31/2010

_____
Signature

_____
Notary Public

<u>CHIEF FINANCIAL OFFICER</u>
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital. (3)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (1)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (1)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (1)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (1)
- ☒ (o) Internal Control Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable.
(2) Exemption Under Rule 15c 3-3 (k) (2) (b).
(3) There Were No Reconciling Items Between The Audited Computation Of Net Capital And The Corresponding Unaudited Focus Report.

**Boulay, Heutmaker, Zibell & Co. P.L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
   AEI Securities, Inc.:

We have audited the accompanying statement of financial condition of AEI Securities, Inc. as of December 31, 2005 and 2004 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
January 27, 2006

7500 Flying Cloud Drive   Suite 800   Minneapolis, MN 55344
Phone (952) 893-9320   Fax (952) 835-7296   www.bhz.com

Helping you get there . . .

AEI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31

ASSETS

	2005	2004
ASSETS:		
Cash	$ 293,356	$ 273,704
Receivable from Related Companies	13,156	9,082
Prepaid Insurance	3,810	756
Total Assets	$ 310,322	$ 283,542

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES:		
Commissions Payable	$ 115,844	$ 74,436
STOCKHOLDER'S EQUITY:		
Common Stock, no par value,		
2,500 shares authorized and issued	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	144,478	159,106
Total Stockholder's Equity	194,478	209,106
Total Liabilities and Stockholder's Equity	$ 310,322	$ 283,542

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

OPERATIONS

	2005	2004
REVENUES:		
Commissions	$ 2,298,748	$ 4,117,902
Interest	5,888	4,204
Total Revenues	2,304,636	4,122,106
EXPENSES:		
Commissions Reallowed	1,901,842	3,300,182
Underwriting	10,252	6,214
General and Administrative	7,170	7,866
Total Expenses	1,919,264	3,314,262
NET INCOME	385,372	807,844

RETAINED EARNINGS

	2005	2004
BALANCE, beginning of year	159,106	301,262
DISTRIBUTIONS	(400,000)	(950,000)
BALANCE, end of year	$ 144,478	$ 159,106

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 385,372	$ 807,844
Adjustments to Reconcile Net Income to		
Net Cash Provided By Operating Activities:		
(Increase) Decrease in Receivable from		
Related Companies	(4,074)	22,219
(Increase) Decrease in Prepaid Insurance	(3,054)	1,524
Increase in Commission Payable	41,408	18,820
Total Adjustments	34,280	42,563
Net Cash Provided By		
Operating Activities	419,652	850,407
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(400,000)	(950,000)
NET INCREASE (DECREASE) IN CASH	19,652	(99,593)
CASH, beginning of year	273,704	373,297
CASH, end of year	$ 293,356	$ 273,704

The accompanying Notes to Financial Statements are an integral part of this statement

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

(1) Summary of Organization and Significant Accounting Policies –

AEI Securities, Inc. (Company) is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. The Company's major source of income is commissions earned on the sale of units in limited partnerships and limited liability companies which have been organized by Robert P. Johnson and affiliated entities. Revenue is recognized when the minimum number of units have been accepted under the respective agreements.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

(2) Cash Concentrations of Credit Risk –

The Company's cash is deposited primarily in one financial institution and at times during the year it may exceed FDIC insurance limits.

(3) Related Party Transactions –

The Company operates as a wholly owned subsidiary of AEI Capital Corporation (ACC). Mr. Johnson is President of the Company and is the President and majority stockholder of ACC. Mr. Johnson is also the sole stockholder and President of AEI Fund Management, Inc., which provides management services to the Company.

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses and underwriting costs are allocated among these related companies. The Company is reimbursed for certain general and administrative costs by limited partnerships and limited liability companies whose offering was underwritten by the Company. In 2005 and 2004, these reimbursements totaled $14,778 and $14,625, respectively. These costs consisted of license fees, broker bond insurance, NASD filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker/dealer with the NASD.

(4)   Income Taxes –

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements.

(5)   Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness. As of December 31, 2005 and December 31, 2004, the Company had net capital of $177,512 and $199,268, respectively, which exceeded the required net capital by $169,790 and $194,268, respectively. Its ratio of aggregate indebtedness to net capital was .65 to 1 and .37 to 1, respectively.

AEI SECURITIES, INC.
COMPUTATION OF RATIO OF
AGGREGATE INDEBTEDNESS TO ADJUSTED
NET CAPITAL (Rule 15c3-1)
DECEMBER 31, 2005

Total Assets	$ 310,322
Less - Aggregate Indebtedness	115,844

Unadjusted Capital	194,478
Adjustments:	
Receivable from Related Companies	(13,156)
Prepaid Insurance	(3,810)

Adjusted Net Capital	$ 177,512
	========
Ratio of Aggregate Indebtedness to Adjusted Net Capital	.65:1
	========

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There were no material inadequacies found to exist or to have existed since the previous audit.


January 27, 2006

Board of Directors
AEI Securities, Inc.
St. Paul, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of AEI Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
AEI Securities, Inc.
January 27, 2006
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealer Regulations, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Minneapolis, Minnesota
January 27, 2006

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉   Alternate ◯ [0011]

Name of Broker Dealer: AEI SECURITIES, INC. [0013]

SEC File Number: 8- 16750 [0014]

Address of Principal Place of Business: 1300 WELLS FARGO PLACE [0020]

     ST. PAUL [0021]   MN [0022]   55101-4901 [0023]

Firm ID: 6158 [0015]

For Period Beginning 10/01/2005 [0024]   And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PATRICK KEENE, CFO [0030]   Phone: 651-227-7333 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032]   Phone: _____ [0033]

Name: _____ [0034]   Phone: _____ [0035]

Name: _____ [0036]   Phone: _____ [0037]

Name: _____ [0038]   Phone: _____ [0039]

Does respondent carry its own customer accounts?   Yes ◯ [0040]   No ◉ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	293,356 [0200]		293,356 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	13,156 [0600]	13,156 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost	[0130]		
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities	[0150]		
B. Other securities	[0160]		
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities			

[0170]

    B.   Other securities

[0180]

8. Memberships in exchanges:

    A.   Owned, at market

[0190]

B. Owned, at cost	[0650]	
		0
C. Contributed for use of the company, at market value	[0660]	[0900]
		0
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

    [0480]   [0670]   0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

    [0490]   [0680]   0 [0920]

11. Other assets

    [0535]   3,810 [0735]   3,810 [0930]

12. **TOTAL ASSETS**

    293,356 [0540]   16,966 [0740]   310,322 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	115,844 [1115]	[1305]	115,844 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders			

[0970]

      2. Includes equity subordination (15c3-1(d)) of

[0980]

B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders			

[0990]

C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

      2. Includes equity subordination (15c3-1(d)) of

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	115,844 [1230]	0 [1450]	115,844 [1760]

Ownership Equity

Total

21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	12,500 [1792]
	C. Additional paid-in capital	37,500 [1793]
	D. Retained earnings	144,478 [1794]
	E. Total	194,478 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	194,478 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	310,322 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2005   Period Ending 12/31/2005   Number of months   3
         [3932]   [3933]   [3931]

REVENUE

1. Commissions:

     a. Commissions on transactions in exchange listed equity securities executed on an exchange   [3935]

     b. Commissions on listed option transactions   [3938]

     c. All other securities commissions   [3939]

     d. Total securities commissions   0 [3940]

2. Gains or losses on firm securities trading accounts

     a. From market making in options on a national securities exchange   [3945]

     b. From all other trading   [3949]

     c. Total gain (loss)   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   307,024 [3955]

5. Revenue from sale of investment company shares   [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   1,792 [3995]

9. Total revenue   308,816 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   [4115]

12. Commissions paid to other broker-dealers   315,502 [4140]

13. Interest expense   [4075]

     a. Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   [4195]

15. Other expenses   2,893 [4100]

16. Total expenses   318,395 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   -9,579 [4210]

18. Provision for Federal Income taxes (for parent only)   [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above   [4222]

     a.   **After Federal income taxes of**   [4238]

20. Extraordinary gains (losses)   [4224]

     a.   **After Federal income taxes of**   [4239]

21. Cumulative effect of changes in accounting principles   [4225]

22. Net income (loss) after Federal income taxes and extraordinary items   -9,579 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   -5,441 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)   ☑ [4550]
            (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)   ☐ [4560]
            **(2)(i)--"Special Account for the Exclusive Benefit of customers"
maintained**

    C. (k)   ☐ [4570]
            **(2)(ii)--All customer transactions cleared through another broker-dealer
on a fully disclosed basis. Name of clearing firm(s)**

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k)   ☐ [4580]
            (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 194,478 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 194,478 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities — 194,478 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 16,966 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610] — -16,966 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions — 177,512 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments — [3660]

   B. Subordinated securities borrowings — [3670]

   C. Trading and investment securities:

      1. Exempted securities — [3735]

      2. Debt securities — [3733]

      3. Options — [3730]

4. Other securities	[3734]		

D. Undue Concentration   [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0
[3736]	[3740]

10. Net Capital

         177,512
         [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

    7,722
    [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

    5,000
    [3758]

13. Net capital requirement (greater of line 11 or 12)

    7,722
    [3760]

14. Excess net capital (line 10 less 13)

    169,790
    [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

    165,927
    [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

    115,844
    [3790]

17. Add:

A. Drafts for immediate credit   [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

C. Other unrecorded amounts (List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0
[3820]	[3830]

19. Total aggregate indebtedness

    115,844
    [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

%   65
    [3850]

21. Percentage of debt to debt-equity total computed in accordance
    with Rule 15c3-1(d)

% _____ 0
[3860]

21. Percentage of debt to debt-equity total computed in accordance
    with Rule 15c3-1(d)

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		204,057 [4240]
	A.	Net income (loss)	-9,579 [4250]
	B.	Additions (includes non-conforming capital of	[4262])
			[4260]
	C.	Deductions (includes non-conforming capital of	[4272])
			[4270]
2.	Balance, end of period (From item 1800)		194,478 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]